SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

September 8, 2014

VIA COURIER AND EDGAR

Re:	Vectrus, Inc.
Amendment No. 5 to Registration
Statement on Form 10-12B
File No. 001-36341

Ms. Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Long:

On behalf of Vectrus, Inc. (the “Company” or “Vectrus”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from Amendment No. 4 to the Registration Statement as filed on August 26, 2014. The Registration Statement has been revised to include the record and distribution dates of the proposed spin-off described in the Registration Statement and to reflect certain other changes. In addition, in response to the comment received orally from the staff of the Securities and Exchange Commission on September 3, 2014 relating to the Registration Statement, the Company has refiled Exhibit 10.7, the form of Credit Agreement to be entered into by the Company, to include the accompanying schedules and exhibits thereto.

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The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended. The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Caroline Gottschalk at 212-455-3523 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

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Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Terence O’Brien

Asia Timmons-Pierce

Patricia Do

Vectrus, Inc.

Kenneth W. Hunzeker

Matthew M. Klein

Michele Tyle